EXHIBIT 16.01

March 3, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Cadence Design Systems, Inc. and subsidiaries (the Company) and, under the date of February 24, 2020, we reported on the consolidated financial statements of the Company as of and for the years ended December 28, 2019 and December 29, 2018 and the effectiveness of internal control over financial reporting as of December 28, 2019. On February 26, 2020, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 3, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that appear in Item 4.01(b), Appointment of New Independent Registered Public Accounting Firm.

Very truly yours,

/s/ KPMG LLP